LIMITED LIABILITY COMPANY

OPERATING AGREEMENT OF

YOU & SUNDRY LLC

Dated as of June 26, 2019

TABLE OF CONTENTS

ARTICLE V
ALLOCATIONS; TAX MATTERS

ARTICLE VI
DISTRIBUTION

ARTICLE VII
BOOKS AND RECORDS; FINANCIAL STATEMENTS

ARTICLE VIII
RESTRICTIONS ON TRANSFER

ARTICLE IX
DISSOLUTION, LIQUIDATION AND TERMINATION

ARTICLE X
MISCELLANEOUS

Exhibit A   Form of Unit Certificate

Schedule 2.01   List of Members

Schedule 2.02   Listing of Valuation of Members Interest

Doc ID: 8f21e87ebd5d18979b7816e47ac9e9ae0ec074cd

LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

YOU & SUNDRY LLC

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT of You & Sundry LLC, a New York limited liability company (the "Company"), is made and effective as of June 26, 2019 (the "Effective Date"), by and between KIMBERLY GOULBOURNE of 630 Saint Nicholas Ave., Apt 3E, New York, NY 10030 ("Goulbourne") and ALEX JACKMAN ("Jackman") of 84 Kenney Rd., Leeds, ME, 04263 (each, a "Member" as defined herein and together the "Members").

W I T N E S S E T H:

WHEREAS, the Members desire to form You & Sundry LLC, a New York limited liability company, for the purpose of operating the business as described herein; and

WHEREAS, the Members hereby acknowledge that Jackman desires to become members of the Company, and the Members consent to Jackman joining the Company.

WHEREAS, the Members desire to adopt an operating agreement to govern the respective rights and obligations of the Company.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and representations set forth herein the parties hereto hereby agree as follows:

ARTICLE I
DEFINED TERMS

SECTION 1.01. Certain Defined Terms. (a) Each of the following terms shall have the meaning provided in the Section or Schedule set forth opposite such term:

"Adjusted Capital Account" means, with respect to each Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i)   Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of each of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(ii)   Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

"Adjusted Capital Account Deficit" means, with respect to each Member, the deficit balance, if any, in such Member's Adjusted Capital Account as of the end of the relevant Fiscal Year.

"Affiliate" means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by such specified Person.

"Agreement" means this Limited Liability Company Operating Agreement of You & Sundry LLC, as amended, modified, supplemented or restated from time to time.

"Articles" means the Articles of Organization and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of New York pursuant to the New York Limited Liability Company Law.

"Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Asset Value of any asset (other than money) contributed by a Member to the Company shall be the gross fair market value of such asset (A) as set forth on Schedule 2.01 or determined in accordance with the methodology set forth on Schedule 2.01, or (B) if such asset is not listed on Schedule 2.01, as agreed to by all of the Members (which agreement shall not be unreasonably withheld by any Member);

(ii)   The Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values as determined by agreement among all of the Members (which agreement shall not be unreasonably withheld by any Member) as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an interest in the Company; or (c) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, provided however, that adjustments pursuant to clauses (a) and (b) above shall be made only if all of the Members agree that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company (which agreement shall not be unreasonably withheld by any Member); and

(iii)   The Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as determined by the agreement among all the Members (which agreement shall not be unreasonably withheld by any Member).

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If the Asset Value of an asset has been determined or adjusted pursuant to subparagraph (i) or (ii), such Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset.

"Bankruptcy" of a Member shall be deemed to occur for purposes of this Agreement if:

> (i)   an involuntary petition under any bankruptcy or insolvency law or under the reorganization provisions of any such law is filed with respect to such Member or a receiver of or for the property of such Member is appointed without acquiescence of such Member, which petition or appointment remains undischarged or unstayed for an aggregate period of ninety (90) days (whether or not consecutive); or

> (ii)   a voluntary petition under any bankruptcy or insolvency law or under the reorganization provisions of any such law is filed by such Member, a voluntary assignment of such Member's property for the benefit of creditors is made, or a receiver of or for the property of such Member is appointed by, or acquiesced in, by such Member.

"Beneficial Owner" or "Beneficially Own" has the meaning given such term in Rule 13d-3 under the Exchange Act, provided that Beneficial Ownership under Rule 13d-3(1)(i) shall be determined based on whether a Person has a right to acquire Beneficial Ownership irrespective of whether such right is exercisable within 60 days of the time of determination.

"Business Day" means any day, except a Saturday, Sunday or another day on which commercial banking institutions in the State of New York are authorized or directed by law or Member order to close.

"Capital Account" means, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section 3.06.

"Capital Contribution" means, with respect to any Member, the aggregate amount of money contributed to the Company, and the Asset Value of any property (other than money) contributed to the Company as set forth in Schedule 2.01. In the case of a Member that acquires an interest in the Company by virtue of an assignment or transfer in accordance with the terms of this Agreement, "Capital Contribution" means the Capital Contribution of such Member's predecessor to the extent relating to the acquired interest.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement. The reference to a specific section of the Code refers not only to such specific section but also to any corresponding provision of any federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

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"Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period; provided however, that if the Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further that, if the federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Asset Value using any reasonable method selected by the Members.

"Dispute" means any controversy, claim or dispute.

"Encumbrance" means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, or other encumbrance of any kind.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fair Market Value" of the Membership Units of an individual Member shall be a sum determined by the primary accountant of the Company upon referral to such accountant by the Managing Members of a specific matter that requires an appraisal for purposes of determining Fair Market Value.

"Fiscal Year" means (i) the period commencing upon the formation of the Company and ending on December 31, 2019, (ii) any subsequent twelve-month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clause (ii) of this sentence for which the Company is required to allocate Net Profits, Net Losses and other items of Company income, gain, loss or deduction pursuant to Article VI hereof.

"GAAP" means the United States generally accepted accounting principles as in effect from time to time.

"Law" means any statute, law, ordinance, regulation, rule, code, Member order, injunction, judgment, decree or other order issued or promulgated by any national, supranational, state, federal, provincial, local or municipal government or any administrative or regulatory body with authority therefrom with jurisdiction over the Company or the Security holders, as the case may be.

"Marketable Securities" means securities that are (a) (i) securities of or other interests in any Person that are traded on a United States national securities exchange or reported on by the National Association of Securities Dealers Automated Quotation System or (ii) debt securities on market terms of an issuer that has debt or equity securities that are so traded or so reported on and in which Marketable Securities a nationally recognized securities firm has agreed to make a market, and (b) not subject to restrictions on transfer as a result of any applicable contractual provisions or the provisions of the Securities Act or, if subject to such restrictions under the Securities Act, are also subject to registration rights reasonably acceptable to the Person receiving such Marketable Securities as consideration in a transaction pursuant to Article VIII hereof.

"Member" means each of Goulbourne and Jackman (subject to Jackman's execution of this Agreement) as their names appear on Schedule 2.01 hereto and any Person admitted as an additional Member pursuant to the provisions of this Agreement, in each case, in such Person's capacity as a member of the Company.

"Membership Interest" means, a Member's entire equity interest in the Company on a percentage basis, including the Membership Units owned by such Member and any right of such Member to the return of Capital Contributions and any interest thereon.

"Membership Unit" means a limited liability company interest in the Company (not including any right to the return of Capital Contributions and any interest thereon) representing such fractional part of the interest of all unit holders pursuant to this Agreement as is equal to the quotient of one divided by the total number of Membership Units as evidenced by a certificate in the form of Exhibit A.

"Net Profits" and "Net Losses" mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments:

> (i) any income of the Company exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

> (ii) any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be subtracted from such taxable income or loss;

> (iii) in the event the Asset Value of any asset of the Company is adjusted in accordance with paragraph (ii) or paragraph (iii) of the definition of "Asset Value" above, the amount of such adjustment shall be taken into account

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as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(iv)   gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Asset Value;

(v)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above; and

(vi)   any items which are specially allocated pursuant to Sections 6.02 and 6.03 shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 6.02 and 6.03 shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (v) above.

"Permitted Transferee" means, any Person who receives Membership Interests from a Member as a result of such Member's death, insanity or permanent incapacity, with such Person's name appearing as a Permitted Transferee on Schedule 2.01 hereto. Person's qualifying to be a Permitted Transferee shall be: (i) a donee of Membership Units who is a member of the family of such Person or any trust for the benefit of any such family member and (ii) a transferee of Membership Units who receives such Membership Units by will or the laws of descent and distribution. For purposes of this definition, the word "family" shall include any spouse, domestic partner, lineal ancestor or descendant, brother or sister.

"Person" means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

"Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Restricted Membership Units" means all Membership Units other than (a) Membership Units that have been registered under a registration statement pursuant to the Securities Act, (b) Membership Units with respect to which a Transfer has been made in reliance on and in accordance with Rule 144 or (c) Membership Units with respect to which the holder thereof shall have delivered to the Company either (i) an opinion, in form and substance reasonably satisfactory to the Company, of counsel, who shall be reasonably satisfactory to the Company, or (ii) a "no action" letter from the staff of the Commission, to the effect that subsequent transfers of such Membership Units may be effected without registration under the Securities Act or compliance with Rule 144.

"Rule 144" means Rule 144 (or any successor provision) under the Securities Act.

"Sale" means, in respect of any Membership Unit, property or other assets, any sale, assignment, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, or any short position in a security or any other action or position otherwise reducing risk related to ownership through hedging or other derivative instruments, whether voluntarily or by operation of Law or any agreement or commitment to do any of the foregoing.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by thereunder.

"Transferee" means any Person that is a transferee of a Member's interest in the Company, or part thereof.

"Third Party" means with respect to any Stockholder, any Person (other than a Permitted Transferee of such stockholder).

The following terms have the meanings set forth in the Section set forth opposite such term:

Term	**Section**
Act	2.01(a)
Assumed Tax Liability	6.01(b)
Auditors	7.01
Company	Preamble
Company Business	Recitals
Deposit	8.06(b)
Exercise Notice	8.06(b)
Former Member	9.02
Initiating Member	8.06(a)
Interest	8.06(a)
Liquidating Trustee	9.03
Managing Member	4.01
Notice of Election	8.04(b)
Offer	8.04(a)
Offer Notice	8.04(a)
Offer Period	8.04(b)
Offer Price	8.04(a)
Offered Membership Units	8.04(a)
Officers	4.10
Other Member	8.04(a)
Prospective Seller	8.04(a)
Purchase Price	8.06(a)
Purchasing Member	8.06(b)
Regulatory Allocations	5.03

Term	Section
Selling Member	8.06(b)

ARTICLE II
FORMATION, TERM, PURPOSE AND POWERS

SECTION 2.01. <u>Formation</u>. (a) The Members hereby form and confirm the formation of the Company as a limited liability company under and pursuant to the provisions of the New York Limited Liability Company Law (as the same may be amended from time to time, the "<u>Act</u>") and all other pertinent laws of the State of New York for the purposes and upon the terms and conditions hereinafter set forth. The parties hereto agree that their rights, duties and liabilities and the rights duties and liabilities of any additional Member admitted to the Company in accordance with the terms hereof, shall be as provided in the Act, except as otherwise provided herein.

(b) The name and mailing address of each Member shall be listed on Schedule 2.01 attached hereto. Each of the Members is hereby admitted as a Member of the Company. Additional Members shall be admitted as Members of the Company in accordance with Section 2.11. The Managing Members, or a designee of the Managing Members, shall be required to update Schedule 2.01 from time to time, as necessary to reflect the information accurately therein as known by the Managing Members, but no such update shall modify Schedule 2.01 in any manner inconsistent with this Agreement or the Act. Any amendment or revision to Schedule 2.01 made in accordance with this Agreement shall not be deemed an amendment to this Agreement for purposes of Section 10.10. Any reference in this Agreement to Schedule 2.01 shall be deemed to be a reference to Schedule 2.01, as amended and in effect from time to time.

(c) Any Managing Member, severally or jointly, or a designee of the Managing Members, is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file, or to cause the execution, delivery and filing of, any amendments or restatements of the Articles and any other certificates, notices, statements or other instruments (and any amendments or restatements thereof) necessary or advisable for the formation of the Company or the operation of the Company in all jurisdictions where the Company may elect to do business, but no such amendment, restatement or other instruments may be executed, delivered or filed unless adopted in a manner authorized by this Agreement.

SECTION 2.02. <u>Name</u>. The name of the Company formed hereby is You & Sundry LLC. The Company Business, as defined in Section 2.07 of this Agreement, may be conducted under another name, chosen and approved by Goulbourne.

SECTION 2.03. <u>Term</u>. The term of the Company commences on the Effective Date and shall continue perpetually unless sooner terminated as provided in this Agreement.

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SECTION 2.04. <u>Principal Place of Business</u>. The principal place of business of the Company shall be in New York, New York or such other place as the Members may determine from time to time, and the Company shall have other regional offices and operations as the Members may determine from time to time.

SECTION 2.05. <u>Title to Company Property</u>. All property of the Company, whether real, personal or mixed, tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any direct ownership interest in such property.

SECTION 2.06. <u>Agent for Service of Process</u>. The Company's registered agent for service of process in the State of New York shall be USACORP INC, 325 Division Ave Ste 201 Brooklyn, NY 11211, as the same may be amended by the Members from time to time.

SECTION 2.07. <u>Purpose</u> The Company Business means (i) the location, acquisition, development, and operation of a social parlor aimed at and intended primarily for the LGBTQ community, which will offer services and experiences, and (ii) any other legal purposes that the Members may choose to undertake (the "Company Business"). As of the date of this Agreement, it is acknowledged by the Members, that the Company funds are intended to be used for Company Business.

SECTION 2.08. <u>Powers of the Company</u>. Subject to the limitations set forth in this Agreement, the Company will possess and may exercise all of the powers and privileges granted to it by the Act, by any other law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purpose of the Company set forth in Section 2.07.

SECTION 2.09. <u>Maintenance of Separate Existence</u>. The Company shall do all things necessary to maintain its limited liability company existence separate and apart from each Member and any Affiliate of any Member, including holding regular meetings of the Members and maintaining its books and records on a current basis separate from that of any Affiliate of the Company or any other Person, and shall not commingle the Company's assets with those of any Affiliate of the Company or any other Person.

SECTION 2.10. <u>No Personal Liability</u>. Except as provided by the Act, no Member shall be personally liable for any obligations of the Company and except as specifically provided in Article III, no Member shall have any obligation or be required to make any Capital Contributions or loan or otherwise advance any funds to the Company. Further, the Company shall indemnify, defend and hold harmless any Member for acts authorized by and committed on behalf of the Company, acts of gross negligence and willful misconduct excepted.

SECTION 2.11. <u>Admission of New Members and Permitted Transferees</u>.

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(a) New Members (other than Permitted Transferees) shall be admitted to the Company only with the affirmative vote of the majority of the Membership Interests on terms and conditions which are consistent with this Agreement, the Articles, the Act and any applicable provision of law or rule of a governmental agency which has jurisdiction over the business of the Company. Any such new Members shall obtain Membership Units and shall participate in the management, profits, losses, and distributions of the Company on such terms and with such amendments to this Agreement as are approved by a majority vote of the Members.

(b) A Transferee will be admitted as a substitute Member only if the Sale to the Transferee is made in compliance with all the requirements of Article VIII (including, but not limited to, the requirement that such Transferee becomes a party to this Agreement) and the Transferee complies with all of the terms of this Agreement applicable to it.

Notwithstanding anything to the contrary hereunder, Jackman's status as a Member, and his entitlement to Membership Units, is contingent at all times upon him being employed full-time by the Company and in good standing, as reasonably determined by Goulbourne. To that end, the parties shall negotiate an employment agreement, which shall incorporate by reference the entirety of this Agreement. Therefore, if Jackman ceases to be employed or in good standing with the Company, he shall forever forfeit any interest therein, including the 1% the Jackman received for executing this Agreement. By way of illustration without limitation, Jackman's duties shall be as follows:

- Strategy: Define and develop Y&S's multi-channel marketing strategy and brand positioning
- Content: Craft and lead all strategic content marketing across social media, in partnership with online publications and other channels
- Events: Ideate, plan and execute Y&S's event strategy for the space along with engagements outside the space including speaking engagements, sponsorships or otherwise
- Partnerships: Develop and nurture strategic partnerships with people and brands for social media, events, content etc.
- Communications: PR distribution & securing press coverage for Y&S in hospitality, retail, experiential and other outlets
- Team: Grow and lead the marketing team

(c) If Jackman is employed and in good standing on the Effective Date, in either or both cases, then upon said employed Member's execution of this Agreement, Goulbourne shall convey 1% equity in the Company (or 20,000 of her 2,000,000 Membership Units) to Jackman. Further, Goulbourne anticipates raising Eight Hundred and Fifty Thousand Dollars ($850,000.00) to finance the Company (the "Investment"). (i) Thus, if Jackman is employed at least full-time with the Company, and Goulbourne secures the Investment, within one hundred and eighty (180) days of the Effective Date, then Goulbourne shall convey an additional 1% equity to Jackman, thereby causing Jackman to have 2% equity in the Company (the "Investment Date"). (ii) Then, so long as Jackman remains at least a full-time employee in good standing with the Company, twelve calendar months immediately following the Investment Date, Goulbourne shall convey an additional 1% to Jackman so that Jackman has a total of 3% equity in the Company. (iii) Twelve calendar months thereafter, Goulbourne

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shall convey an additional 1% equity to Jackman so that Jackman has 4% equity in the Company. (iv) However, as there are no certainties regarding investors, and notwithstanding the preceding subparagraphs, should Goulbourne fail to secure the Investment, Goulbourne shall have no obligations under 2.11(c)(i), (ii) or (iii). But, so long as Jackman remains a full-time employee and in good standing, he may retain the 1% equity acquired upon executing this Agreement until such time as said Member desires to transfer it, in strict accordance with this Agreement. Further and for clarity, upon the date that is 365 days from the Investment Date, if Jackman has been consistently employed at least full-time with the Company during this period, all past and future equity that has already been granted or might be granted in the future, shall vest immediately and permanently.

All equity conveyed to Jackman pursuant to this Section 2.11, shall vest immediately upon transfer.

SECTION 2.12. <u>Withdrawal</u>. A Member may be forced to withdraw in the event that Members holding at least Fifty Percent (50%) of the Membership Interests of the Company vote to force such Member (the "Removed Member") to withdraw from the Company, or with the affirmative votes of both Members Jackman and Goulbourne, except that the removal of Goulbourne pursuant to this Section 2.12 shall require the votes of at least Seventy- Five Percent (75%) of the Membership Interests of the Company. The Company shall have the option, but not the obligation, to purchase the Removed Member's membership interest at any time during the 60-day period immediately following the date of such removal.

Such Option shall entitle the Company to purchase such Membership Interest for the fair market value of such Membership Interest. The fair market value of the interest shall be the amount that the Removed Member would receive in exchange for his entire interest in the Company if the Company sold all of its assets, subject to their liabilities, at their fair market value as of the date on which the Removed Member's removal occurred, and distributed the net proceeds from such sale in complete liquidation of the Company. The consent of each Managing Member shall be required to authorize the exercise of such option by the Company. Such option must be exercised by delivery of a written notice from the Company to the Removed Member during the aforementioned period. Upon delivery of such notice, the exercise of such option shall be final and binding on the Company and the Removed Member.

If the foregoing option is not exercised, the business of the Company shall continue, and the Removed Member shall retain his Membership Interest.

The fair market value of the Removed Member's Membership Interest shall be determined as expeditiously as possible by a disinterested appraiser mutually selected by the Removed Member and the Company (the Company's selection being made by the Managers). If the Removed Member and the Company are unable to agree on a disinterested appraiser, then the Removed Member and the Company shall each select a disinterested appraiser and if the disinterested appraisers are not able to agree as to the fair market value of the interest, then the two disinterested appraisers shall select a third disinterested appraiser who shall determine the fair market value. The determination of the fair market value of the Removed Member's Membership Interest by the appraiser or the appraisers shall be conclusive and binding on all parties. All costs of an appraiser mutually selected by the Removed Member and the Company shall be paid by the Company. All costs of an individually selected appraiser shall be borne by the parties

selecting such appraiser.

If the option to purchase the Removed Member's Membership Interest is exercised by the Company, then not later than ninety (90) days after the date on which the appraisal described above is complete (the "Appraisal Date"), the Company shall make a distribution of property, which shall be cash, to the Removed Member with a value equal in amount to the fair market value of the Removed Member's Membership Interest.

ARTICLE III
CAPITAL CONTRIBUTIONS,
CAPITAL ACCOUNTS AND ADVANCES

SECTION 3.01. Capital Contributions. Each of the Members has made the Capital Contribution to the Company which appears next to their name on Schedule 2.01 hereto.

SECTION 3.02. Membership Units. The number of authorized Membership Units of the Company shall be 200. Initially, the Company shall have 200 issued and outstanding Membership Units issued to Goulbourne according to Schedule 2.01, which Goulbourne may offer for sale to investors to raise capital. All Membership Units shall have identical rights in all respects as all other Membership Units except as otherwise specified in this Agreement. Each Member hereby agrees that its interest in the Company and in its Membership Units shall for all purposes be personal property.

SECTION 3.03. Additional Membership Units. In the event additional Membership Units shall be issued to a Member, or to any other Person or Membership Units are sold or transferred to another Member or any other Person, and such Person shall be admitted as a Member in accordance with Section 2.11, the Managing Members shall amend Schedule 2.01 accordingly. Any Capital Contribution to be made by such Person in exchange for Membership Units shall be in the form and amount determined by a majority vote of the Members and the amount of such Capital Contribution, if any, shall be credited to such Person's Capital Account.

SECTION 3.04. Additional Funding. (a) In the event that additional capital is required to support the operations of the Company (including the Approved Funding Requirements and the Default Funding Requirements), such capital will be obtained through any one or a combination of the following means, at the discretion and approval of both Members Jackman (Jackman's approval, in all cases, is subject to him being employed full-time and in good standing with the Company) and Goulbourne:

(i)   revolving credit or other loan facilities provided by unrelated Persons (such as banks);

(ii)   cash advances or other credit or loan facilities provided by the Members or their Affiliates; or

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(iii)   additional cash Capital Contributions by the Members.

SECTION 3.05. <u>Status of Capital Contributions</u>

. (a) No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as otherwise specifically provided in a separate agreement. Except as otherwise expressly provided herein, no Member will be permitted to borrow, make an early withdrawal of, or demand or receive a return of any Capital Contributions.

(b) Except as otherwise provided herein, the Members shall be liable only to make their Capital Contributions pursuant to this Article III, and no Member shall be required to lend any funds to the Company or, after a Member's Capital Contributions have been fully paid pursuant to this Article III, to make any additional capital contributions to the Company. No Member shall have any personal liability for the repayment of any Capital Contribution of any other Member or Transferee.

SECTION 3.06. <u>Capital Accounts</u>. (a) An individual Capital Account shall be established and maintained for each Member.

(b) The Capital Account of each Member shall be maintained in accordance with the following provisions:

(i)   to each Member's Capital Account there shall be credited all such Member's Capital Contributions, such Member's distributive share of Net Profits, any items in the nature of income or gain that are specially allocated to such Member pursuant to Article V and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company assets distributed to such Member;

(ii)   to such Member's Capital Account there shall be debited the amount of cash and the Asset Value of any Company assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Net Losses, any items in the nature of deductions or losses that are specially allocated to such Member pursuant to Article V and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company;

(iii)   in the event all or some of a Member's interest in the Company is sold in accordance with Article III or VIII, the Transferee shall succeed to the Capital Account of the assignor to the extent it relates to the transferred interest; and

(iv)   no Member shall be required to pay to the Company or to any other Member or Person any deficit in such Member's capital account upon dissolution of the Company or otherwise.

ARTICLE IV
MANAGING MEMBER

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AND OFFICERS

SECTION 4.01. <u>Managing Members</u>. A majority vote of the Members shall elect one or more Managing Members of the Company (the "<u>Managing Members</u>" and each a "<u>Managing Member</u>"). **To that end, the Members hereby appoint Goulbourne as the Managing Member of the Company**. Except as otherwise provided in this Agreement, each Managing Member shall have full, complete, and exclusive authority to manage and control the business, affairs, and properties of the Company, to make all decisions regarding the same and to perform all other acts or activities customary or incident to the management of the Company's business.

SECTION 4.02. <u>Resignation</u>. Any Managing Member may resign at any time by giving written notice of such resignation to the Members. Any such resignation will take effect at the time specified therein or, if no time is specified, upon receipt thereof by the Members. Unless specified therein, the acceptance of such resignation will not be necessary to make it effective. Upon such resignation, such former Managing Member shall remain a member of the Company, unless resignation is accompanied by a withdrawal from the Company in accordance with the provisions of Section 2.12 hereto. In the event of a resignation by a Managing Member, the approval of greater than Fifty Percent (50%) of Membership Interest of the Members, including the former Managing Member (unless such former Managing Member's resignation is accompanied by a withdrawal from the Company), shall be required to appoint a new Managing Member.

SECTION 4.03. <u>Information</u>. The Managing Members will keep the Members informed with respect to all matters of material interest to the Members and shall in any event report to the Members not less frequently than once each quarter with respect to material matters relating to the business and affairs of the Company.

SECTION 4.04. <u>Meetings of Members</u>. The Members shall meet no less frequently than quarterly, or as otherwise determined by the affirmative vote of greater than Fifty Percent (50%) of the Membership Interests, at such place and time as shall be determined by the affirmative vote of greater than Fifty Percent (50%) of the Membership Interests. Special meetings of the Members, to be held at the offices of the Company as above provided shall be called at the direction of any Managing Member or one or more Members, and for reasonable cause shown upon not less than three Business Days' notice given by such Managing Member. Emergency meetings of the Members may be held at the offices of the Company upon not less than one Business Day's electronic mail notice specifying in reasonable detail the nature of such emergency (to be confirmed by written telecopier notice) by any Member.

SECTION 4.05. <u>Powers of Managing Member; Approval Required</u>. For avoidance of doubt, the Managing Members shall be the Members jointly responsible for the management of the day-to-day business and affairs of the Company. To that end, the Managing Members shall individually and jointly have responsibility for: (i) opening bank accounts on behalf of, and in the name of

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the Company; (ii) facilitating all distributions and disbursements of the proceeds of the Company; (iii) negotiating and executing all commercial agreements and contracts with third parties on behalf of the Company; (iv) entering into any litigation and filing lawsuits on behalf of the Company; and (v) hiring employees, service provider and consultants on behalf of the Company. Notwithstanding the foregoing, the Company shall not take any of the following actions except pursuant to the affirmative vote of Fifty Percent (50%) of the Membership Interests:

(a) the conduct by the Company of any business other than, or the engagement by the Company in any transaction not substantially related to, the Company Business;

(b) the amendment or restatement of the constituent documents of the Company;

(c) (i) the dissolution, liquidation or winding up of the Company or (ii) the commencement of a voluntary proceeding seeking reorganization or other similar relief;

(d) the continuing of the Company under the laws of another jurisdiction; or

(e) unless required by law or a change in GAAP, the making of any material change in the accounting methods of the Company.

SECTION 4.06. Action by Written Consent. Any action required or permitted to be taken by the Members, either at a meeting or otherwise, may be taken without a meeting if the Members, as the case may be, by a majority vote of the Members thereto in writing and the writing or writings are filed with the minutes of proceedings of the Members. All Members are to be notified in writing within sixty (60) days of any such actions.

SECTION 4.07. Telephonic Meetings. Members may participate in a meeting of the Members by means of a conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 4.08. Company Minutes. The decisions and resolutions of the Members shall be reported in minutes, which shall state the date, time and place of the meeting (or the date of the written consent in lieu of meeting), the Members present at the meeting, the resolutions put to a vote (or the subject of a written consent) and the results of such voting (or written consent). The minutes shall be entered in a minute book kept at the principal office of the Company and a copy of the minutes shall be provided to each Member.

SECTION 4.09. Expense Reimbursements. Except as otherwise set forth in this Agreement, the Company shall reimburse each Managing Member, and Company officers, for any reasonable expenses incurred by such Managing Member or Company officer on behalf of the Company.

SECTION 4.10. Officers. If greater than Fifty Percent (50%) of the Members so

choose, the Company shall have employees or agents who are denominated as officers, including, but not limited to a President, one or more Vice-Presidents, a Chief Financial Officer or a Treasurer, one or more Assistant Treasurers, a Secretary, and one or more Assistant Secretaries (collectively, "Officers").

ARTICLE V
ALLOCATIONS; TAX MATTERS

SECTION 5.01. Allocations. (a) The Company's Net Profits and Net Losses, subject to the special allocations pursuant to Sections 5.02 and 5.03, shall be allocated for each fiscal year to the Members as follows:

(i) Net Profits shall be allocated:

(A) first, to offset previous allocations of Net Loss pursuant to Sections 5.01(a)(ii)(B) and (C)) hereof on a cumulative basis, in reverse order of the priorities described therein; and

(B) second, the balance to the Members in proportion to their respective Membership Units;

(ii) Net Losses shall be allocated:

(A) first, to offset previous allocations of Net Income pursuant to Section 5.01(a)(i)(B), to the extent such Net Income has not been distributed;

(B) second, to the Members in proportion to their positive Capital Account balances until such Capital Account balances have been reduced to zero; and

(C) third, the balance to the Members in proportion to their respective Membership Units.

(b) Notwithstanding anything to the contrary in Section 5.01(a), in the event of the winding up and termination of the Company pursuant to Section 9.05 hereof, Net Profit and Net Loss (and items of gross income, loss or deduction, if necessary), including gain or loss realized by the Company upon the sale (or deemed sale) of its property or assets, shall be allocated to the extent possible, subject to the special allocations of Sections 5.02 and 5.03, in a manner so as to cause the Capital Accounts of the Members to equal the amounts due the respective Members in accordance with the provisions of Section 9.04.

SECTION 5.02. Special Allocations. (a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article V, if there is a net decrease in partnership minimum gain during any fiscal year, each Member shall be specially allocated items of Company income and gain for the fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in partnership minimum gain during such fiscal year, determined in accordance with Regulations Section l.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to

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each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 5.02(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) Partner Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article V, if there is a net decrease in partner nonrecourse debt minimum gain attributable to a partner nonrecourse debt during any Fiscal Year, each Member who has a share of the partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specifically allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 5.02(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or l.704-l(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.02(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.02(c) were not in the Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any fiscal year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.02(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article V have been made as if Section 5.02(c) and this Section 5.02(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse deductions for any fiscal year shall be allocated to the Members *pro rata* in accordance with the number of Membership Units owned by such Member.

(f) Partner Nonrecourse Deductions. Partner nonrecourse deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss, or

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to the Members in the proportions in which they bear the economic risk of loss, with respect to the partner nonrecourse debt to which such partner nonrecourse deductions are attributable in accordance with Section 1.704-2(i)(1) of the Regulations.

(g) Net Loss Limitation. The Net Losses and items of deduction or loss allocated pursuant to Sections 5.01 and 5.02 shall not exceed the maximum amount of Net Losses and items of deduction and loss that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. All Net Losses and items of deduction or loss in excess of the limitations set forth in this Section 5.02 shall be allocated to the Members who do not have Adjusted Capital Account Deficits in proportion to their Adjusted Capital Accounts. To the extent that Members have been allocated Net Losses pursuant to the previous sentence, prior to any allocation of Net Profits pursuant to Section 5.01(a) such Members shall be allocated Net Profits *pro rata* in proportion to such allocated Net Losses.

SECTION 5.03. Curative Allocations. The allocations set forth in Section 5.02 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 5.03. Therefore, notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to this Article V without regard to the Regulatory Allocations. In exercising their discretion under this Section 5.03, the Members shall take into account future Regulatory Allocations under Section 5.02 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 5.02.

SECTION 5.04. Tax Allocations. (a) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Asset Value (computed in accordance with the definition of Asset Value).

(b) In the event the Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c) Any elections or other decisions relating to such allocations shall be made

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by the tax matters Member in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.04 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profit, Net Loss, other items, or distributions pursuant to any provision of this Agreement.

(d) Except as otherwise provided in this Agreement, all items of Company gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profit or Net Loss, or amounts specially allocated pursuant to Section 5.02 or 5.03 hereof, as the case may be, for the fiscal year.

SECTION 5.05. Tax Decisions. The Company shall file as a partnership for federal and state income tax purposes. All elections required or permitted to be made by the Company, and all other tax decisions and determinations relating to federal, state or local tax matters shall be made by the tax matters Member, in consultation with the other Members and the Company's attorneys and/or accountants. Tax audits, controversies and litigations shall be conducted under the direction of the tax matters Member. The tax matters Member shall submit to the Members, for their review and comment, any settlement or compromise offer with respect to any disputed item of income, gain, loss, deduction or credit of the Company.

SECTION 5.06. Tax Matters Partner. The Member that is designated as the "tax matters partner" (within the meaning of Code § 6231) of the Company (the "Tax Matters Partner") shall be Goulbourne . Each Member by the execution of this Agreement consents to such designation of the Tax Matters Partner and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Tax Matters Partner shall furnish to the Company which shall furnish to the other Members a copy of all notices or other written communications received by the Tax Matters Partner from the Internal Revenue Service or any state or local taxing authority. The Tax Matters Partner shall cause all tax returns of the Company to be timely filed. Copies of such returns shall be kept at the Company's principal place of business or at such other place as the tax matters Member shall determine and shall be available for inspection by the Members or their duly authorized representatives during regular business hours. The Tax Matters Partner shall distribute to the Company which shall distribute to each of the Members, as soon a practicable after the end of the fiscal year of the Company, information with respect to the Company necessary for each Member to prepare its Federal, state and local tax returns. The Company shall indemnify and reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, claims, liabilities, losses, and damages, incurred in connection with the exercise of the duties of the Tax Matters Partner. A different tax matters Member may be selected at any time by Members representing Sixty-Five Percent (65%) of the Membership Interests.

SECTION 5.07. New Partnership Audit and Adjustment Rules. The Members

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agree to amend this Agreement as needed to take into account the changes to the partnership audit rules reflected in Code § 6221 – 6223, 6225 – 6227 and 6231 – 6235 and other adjustments enacted by the Bipartisan Budget Agreement of 2015 and any related Treasury Regulations promulgated and other Internal Revenue Service guidance issued thereunder (the "**New Partnership Audit Rules**"), prior to the effective date thereof.

(b) Without limiting the generality of the foregoing, unless otherwise determined by the Managing Members with unanimous consent of all Members, the Company shall (a) designate the Tax Matters Partner as the "partnership representative" under the New Partnership Audit Rule, and (b) if qualified, elect to have adjustments if any to be taken into account by the Members and not by the Company in accordance with Code § 6226 and the other provisions of the New Partnership Audit Rules.

ARTICLE VI
DISTRIBUTION

SECTION 6.01. Distribution. (a) Distributions to the Members may be made *pro rata* in accordance with their respective Membership Units.

(b) The Company shall make annual distributions, to the extent of available cash, as determined in good faith jointly by the Managing Members, to each Member, in an amount equal to such Member's share, *pro rata* in accordance with their respective Membership Units, of the Company's Assumed Tax Liability. For the purposes of this Section 6.01(b), "Assumed Tax Liability" means the product of the Company's taxable income through the payment date multiplied by the highest combined maximum effective federal, state and local income tax rate applicable to any Member. The Company will make a good faith estimate of the Assumed Tax Liability each quarter, and cash distributions will be made, to the extent of available cash, to the Members in an amount equal to the appropriate percentage of such estimate adjusted for prior distributions on March 15th, June 15th, September 15th and December 15th of such year. A final determination of Assumed Tax Liability will be made no later than March 1 of the year succeeding the year with respect to which such Assumed Tax Liability is being calculated, with adjusting payments to be made to or from the Company by March 15th of such year.

(i)   Distributions not made for any reason pursuant to Section 6.01(b) shall accumulate without interest until paid. In addition, any distribution made by the Company in excess of the required distributions for a required distribution date shall be applied towards the next scheduled distribution.

SECTION 6.02. Liquidation Distribution. Distributions made upon liquidation of the Company shall be made as provided in Section 9.04.

SECTION 6.03. Distribution Rules. (a) All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution or allocation by the Company to the Members shall be treated as amounts distributed to the Members pursuant to this Article VI for all purposes of this Agreement. Any Managing Member is authorized and directed to withhold from distribution, or with respect to allocations, to the Members and to pay over

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to any Federal, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other Federal, state or local law and shall allocate such amounts to those Members with respect to which such amounts were withheld. Promptly upon learning of any requirement under any provision of the Code or any other applicable law requiring the Company to withhold any sum from a distribution to a Member or to make any payment to any taxing authority in respect of such Member, the Company shall give written notice to such Member of such requirement and, if practicable and if requested by such Member, shall cooperate with such Member in all lawful respects to minimize or to eliminate any such withholding or payment.

(b) A Member shall not have the status of, and is not entitled to the remedies available to, a creditor of the Company with regard to distributions, to which such Member becomes entitled to receive pursuant to this Agreement and the Act.

ARTICLE VII
BOOKS AND RECORDS; FINANCIAL STATEMENTS

SECTION 7.01. Books and Records; Financial Statements. (a) At all times during the continuance of the Company, the Company shall prepare and maintain separate books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company Business in accordance with GAAP consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement. Such books of account, together with a certified copy of this Agreement and of the Articles, shall at all times be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by each Member and its duly authorized representatives for any purpose reasonably related to such Member's interest in the Company. The books of account and the records of the Company shall be examined by and reported upon as of the end of each Fiscal Year by a firm of independent certified public accountants that shall be selected jointly by the Managing Members (the "Auditors"). Any Member shall have the right to have a private audit of the Company books and records conducted at reasonable times and after reasonable advance notice to the Company for any purpose reasonably related to such Member's interest in the Company, but any such private audit shall be at the expense of the Member desiring it, and it shall not be paid for out of Company funds.

(b) The following financial information, prepared, in accordance with GAAP, shall be transmitted by the Company to each Member at the times hereinafter set forth:

(i)   Within 60 days after the close of each Fiscal Year, the following financial statements, examined by and certified to by the Auditors:

(A) the balance sheet of the Company as of the close of such Fiscal Year;

(B) a statement of Company Net Profits and Net Losses for such Fiscal Year;

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(C) a statement of the Company's cash flows for such Fiscal Year; and

(D) a statement of such Member's Capital Account as of the close of such Fiscal Year, and changes therein during such Fiscal Year.

(ii)   Within 60 days after the close of each Fiscal Year, a statement indicating such Member's share of each item of Company income, gain, loss, deduction or credit for such Fiscal Year for income tax purposes.

(iii)   As soon as available and in any event within 30 days after the end of each three-month period, balance sheets of the Company as of the end of such three-month period and statements of income and Company Net Profits and Net Losses for the period commencing at the end of the previous fiscal year and ending with the end of such three-month period, certified jointly by the Managing Members.

(iv)   As soon as practicable and in any event within 20 days following the end of each calendar month, a monthly operating summary of the Company's activities in a form to be established jointly by the Managing Members.

(c) Each Member shall provide to the Company upon request tax basis information about contributed assets and other tax information reasonably requested by the Company.

SECTION 7.02. Reporting Requirements. The Managing Members shall furnish or cause to be furnished to each Member:

(a) as soon as possible and in any event within ten days after the Company has received notice of the occurrence of any default or event of default continuing on the date of such statement under any agreement relating to any material obligation of the Company, a statement of the Company setting forth details of such default or event of default and the action which the Company has taken and proposes to take with respect thereto;

(b) promptly after the sending or filing thereof, copies of all reports that the Company sends to any of its creditors, and copies of all tax returns that the Company files with any federal or state taxing authority;

(c) within 15 days of the filing by the tax matters Member of the Company's federal tax return (Federal Form 1065), a copy of Schedule K-1 of Federal Form 1065 reporting the Member's allocable share of Net Profits, Net Losses and other items of income, gain, deductions or loss for such Fiscal Year, and, from time to time, such additional information as the Member may reasonably require for tax purposes; and

(d) such other information regarding the condition or operations, financial or otherwise, of the Company as any Member may from time to time reasonably request.

ARTICLE VIII
RESTRICTIONS ON TRANSFER

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SECTION 8.01. Legends. (a) The Company shall affix to each certificate evidencing Membership Units issued to Members a legend in substantially the following form:

"THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS.

THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE OPERATING AGREEMENT OF THE COMPANY DATED AS OF APRIL [ ], 2019, AS IT MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL MEMBER OFFICES OF THE COMPANY. NO REGISTRATION OF TRANSFER OF THESE MEMBERSHIP UNITS WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS AND UNTIL SUCH RESTRICTIONS SHALL HAVE BEEN COMPLIED WITH."

(b) Any Member with Membership Units issued prior to the date hereof has delivered to the Company its certificates representing such Membership Units in exchange for certificates representing such Membership Units bearing the legend set forth in Section 8.01(a).

(c) In the event that any Membership Units shall cease to be Restricted Membership Units, the Company shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such Membership Units without the first paragraph of the legend required by Section 8.01(a) endorsed thereon. In the event that the Membership Units shall cease to be subject to the restrictions on transfer set forth in this Agreement, the Company shall, upon the written request of the holder thereof, issue to such holder a new certificate evidencing such Membership Units without the legend required by the second paragraph of Section 8.01(a). Before issuing a new certificate omitting part or all of the legend set forth in Section 8.01(a), the Company may request an opinion of counsel reasonably satisfactory to it to the effect that the restrictions discussed in the legend to be omitted no longer apply to the Membership Units represented by such certificate.

SECTION 8.02. Certain Restrictions on Sale or Encumbrance. (a) At no time after the Effective Date, shall any Member, other than Goulbourne, directly or indirectly (through the transfer of capital stock of any Person that holds, or Controls any Person that holds, such Membership Units), make or solicit any Sale of, or create, incur or assume any Encumbrance with respect to, any Membership

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Units Beneficially Owned by such Member, other than any Sale to a Permitted Transferee.

(b) From the effective date of this Agreement and during the effectiveness of this Agreement, no Member shall, other than Goulbourne, directly or indirectly (through the transfer of capital stock of any Person that holds, or Controls any Person that holds, such Membership Units) make or solicit any Sale of, or create, incur or assume any Encumbrance with respect to, any Membership Units Beneficially Owned by such Member, other than any Sale to a Permitted Transferee, or any Sale in accordance with this Article VIII.

(c) No Sale of Membership Units to a Permitted Transferee shall be effective if a purpose or effect of such transfer shall have been to circumvent the provisions of this Section 8.02. Each Member shall remain responsible for the performance of this Agreement by each Permitted Transferee of such Member to which Membership Units are transferred.

SECTION 8.03. <u>Improper Sale or Encumbrance</u>. Any attempt not in compliance with this Agreement to make any Sale of, or create, incur or assume any Encumbrance with respect to, any Membership Units shall be null and void and of no force and effect, the purported transferee shall have no rights or privileges in or with respect to the Company, and the Company shall not give any effect in the Company's records to such attempted Sale or Encumbrance.

SECTION 8.04. <u>Rights of First Refusal</u> . (a) If at any time during the term of this Agreement any Member receives from or otherwise negotiates with a Third Party a bona fide offer (an "<u>Offer</u>") to purchase for cash, Cash Equivalents or Marketable Securities any Membership Units Beneficially Owned or held by such Member, and such Member intends to sell such Membership Units to such Third Party, such Member (the "<u>Prospective Seller</u>") shall provide the Company and each Member other than the Prospective Seller (each, an "<u>Other Member</u>") with written notice of such Offer (an "<u>Offer Notice</u>"). The Offer Notice shall identify the Third Party making the Offer, the number of Membership Units covered by the Offer (the "<u>Offered Membership Units</u>"), the price per Membership Unit at which a Sale is proposed to be made (the "<u>Offer Price</u>"), the form of consideration proposed to be paid and all other material terms and conditions of the Offer.

(b) (i) The receipt of an Offer Notice by the Company from a Prospective Seller shall constitute an exclusive offer by such Prospective Seller to sell to the Company any or all of the Offered Membership Units at the Offer Price. Such offer shall remain open and irrevocable until the expiration of 30 days after receipt of such Offer Notice by the Company (the "<u>Offer Period</u>"). At any time prior to expiration of the Offer Period, the Company shall have the right to accept the Prospective Seller's offer as to any or all of the Offered Membership Units by giving a written notice of election (the "<u>Notice of Election</u>") to the Prospective Seller with a copy to the Other Members.

(c) If the Company and the Other Members fail to accept the Offer within the Offer Period, then the Prospective Seller may transfer all (but not less than all) of the Offered Membership Units to the Third Party at a price no less than the price proposed in the Offer Notice and on other terms that are no more favorable to the Third Party than the terms and

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conditions specified in the Offer Notice, at any time during the period ending 30 calendar days after the expiration of the Offer Period.

SECTION 8.05. Right to Participate in Certain Dispositions. (a) If, at any time during the term of this Agreement, a Prospective Seller shall receive an Offer from a Third Party or Parties, and shall propose to sell Membership Units pursuant to such Offer, the Prospective Seller shall provide the Offer Notice defined in Section 8.04 to the Company and each of the Other Members. Each of the Other Members shall have the right and option, for a period of 30 days concurrent with the Offer Period specified in Section 8.04, to sell, pursuant to the Offer, up to the same percentage of Membership Units held or owned by it as the percentage of Membership Units held or owned by such Prospective Seller as such Prospective Seller proposes to sell; provided that such right shall vest only

(i) if less than all the Offered Membership Units are sold to the Company and Other Members pursuant to Section 8.04 and the Prospective Seller still intends to consummate a Sale to the Third Party who made the Offer or (ii) the Prospective Seller receives Notices of Election which, in the aggregate, represent offers to buy all the Offered Membership Units and all the Membership Units tendered by Other Members pursuant to this Section 8.05. Each Other Member desiring to exercise such right shall, prior to the expiration of the Offer Period, provide the Prospective Seller and the Other Members with a Notice of Election specifying the number of Membership Units which such Other Member has an interest in selling pursuant to the Offer, and shall deliver to the Prospective Seller (A) the certificate or certificates evidencing the Membership Units to be sold or otherwise disposed of pursuant to such Offer by such Other Member duly endorsed in blank or accompanied by written instruments of transfer in form satisfactory to the Prospective Seller executed by such Other Member and (B) an instrument of assignment reasonably satisfactory to the Prospective Seller assigning, as of the consummation of the Sale or other disposition to the Third Party, the Company or the Other Members exercising their rights pursuant to Section 8.05, all such Other Member's rights under this Agreement with respect to the Membership Units to be sold, and the instrument of assignment shall constitute an irrevocable election by such Other Member to authorize and permit the Prospective Seller to sell such Membership Units, on behalf of such Other Member, pursuant to the Offer and in accordance herewith.

Anything in this Section 8.05 to the contrary notwithstanding, the provisions of this Section 8.05 shall not be applicable to any transfer to a Permitted Transferee.

SECTION 8.06. Buy-Sell Arrangement. (a) The Member electing to initiate the buy-sell provisions of this Section 8.06 (the "Initiating Member") shall give written notice of such election to the other Members, which notice shall include the price per Membership Unit (the "Purchase Price") at which the Initiating Member will (i) purchase all of the Membership Units owned by the other Members or (ii) sell all of the Membership Units it owns (the "Interest") to the other Members, as the other Members may elect as set forth below.

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(b) Each of the other Members shall then have the option (but not the obligation), exercisable within thirty days of the date that the notice is duly given, to give written notice (the "Exercise Notice") to the Initiating Member of whether such other Member elects to (i) purchase the entire Interest of the Initiating Member or (ii) have the Initiating Member purchase all of the Membership Units such other Member owns, in each case for the Purchase Price. In the event one or more other Members, other than the Initiating Member, elect to purchase the Initiating Member's Interest, such Interest shall be purchased by such electing Members for the Purchase Price. Each such electing Member shall pay a portion of the Purchase Price equal to the Purchase Price multiplied by a fraction, the numerator of which is the number of Membership Units owned by such Member and the denominator of which is the sum of the Membership Units owned by all Members electing to purchase the Initiating Member's Interest. A Member may reject the offer by the Initiating Member by giving written notice thereof to the Initiating Member. If an Exercise Notice is not duly given by any Member prior to the end of the thirty day period referred to above, then, on such thirtieth day, such non-replying Member shall be deemed to have rejected the offer by the Initiating Member. If a Member rejects or is deemed to reject the Initiating Member's offer, such rejecting Member shall not be required **to** purchase or sell any Membership Units. In the event of one or more Members electing to purchase the Initiating Member's Membership Units and one or more other Members' electing to sell their Membership Units, the Members electing to purchase the Initiating Member's Membership Units shall be entitled to do so while the Members who elected to sell their Membership Units shall not be entitled to sell. The Initiating Member shall be entitled to purchase Membership Units of any other Member only if such Member elects to sell pursuant to an Exercise Notice. Following the election or rejection (or deemed rejection) of the other Members, the purchasing Member(s), if any (the "Purchasing Member" or "Purchasing Members," as the case may be) shall make a good faith deposit of Ten Percent (10%) of the Purchase Price (the "Deposit") to an escrow account designated by the selling Member(s), if any (the "Selling Member" or "Selling Members") pending a closing on a date mutually agreed upon by the parties and, in any event, within thirty days of the date that the Exercise Notice is duly given. Such Purchase Price, less the amount of the Deposit, shall be paid at the closing by wire transfer to an account in the United States designated by the Selling Member(s)(and the Deposit will be released from escrow in favor of the Selling Member(s)).

At the closing, the Selling Members shall deliver to the Purchasing Member(s) such documents as are necessary to convey to the Purchasing Member(s) the Membership Units which are the subject of such purchase, together with such other documents as, in the opinion of the Purchasing Member(s), are necessary or appropriate to effect the sale, in each case, in form and substance reasonably satisfactory to the Purchasing Member(s). In the event that the Purchasing Member(s) fail to consummate the purchase of the Membership Units at the closing contemplated under the terms of this Section 8.06, such Purchasing Member(s) shall lose the Deposit as liquidated damages and such Deposit shall be released from escrow in favor of the Selling Member(s). In the event that the Selling Member(s) fail to consummate the sale of the Membership Units at the closing contemplated under the terms of this Section 8.06, the Company shall have the authority to compel the transfer and conveyance of the subject Membership Units on the Selling Member(s) behalf. For avoidance of doubt, within the documentation referenced above relating to the conveyance of the Membership Units, each Selling Member shall represent and warrant that they own the subject Membership Units free and clear of any third party or other encumbrances, and have the full right and legal authority to

consummate the sale transaction contemplated by this Section 8.06.

ARTICLE IX
DISSOLUTION, LIQUIDATION AND TERMINATION

SECTION 9.01. No Dissolution. The Company shall not be dissolved by the admission of additional Members in accordance with the terms of this Agreement.

SECTION 9.02. Events Causing Dissolution. The Company shall be dissolved, and its affairs shall be wound up upon the occurrence of any of the following events:

(a) the expiration of the term of the Company as provided in Section 2.03;

(b) the affirmative vote of greater than Fifty Percent (50%) of the Membership Interests of the Members to dissolve, wind up and liquidate the Company;

(c) the sale of all or substantially all the assets of the Company;

(d) the death, insanity, permanent incapacity, Bankruptcy, insolvency, retirement or expulsion from the Company of Goulbourne; or

(e) the entry of a decree of judicial dissolution under the Act.

SECTION 9.03. Notice of Dissolution. Upon the dissolution of the Company, the Managing Members will carry out the winding up of the Company (the "Liquidating Trustee") and shall promptly notify the Members of such dissolution, except that in the case of a dissolution pursuant to Section 9.02(d) the Liquidating Trustee shall be the Person or Persons approved by a majority vote of the remaining Members that are not bankrupt, insolvent, disabled, dead, insane or terminated.

SECTION 9.04. Liquidation. (a) Upon dissolution of the Company, the Liquidating Trustee shall immediately commence to wind up the Company's affairs; provided however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. The Members shall continue to share Net Profits and Net Losses during liquidation in the same proportions, as specified in Article V hereof, as before liquidation. Each Member shall be furnished with a statement audited by the Auditors that shall set forth the assets and liabilities of the Company as of the date of dissolution. Each Member (and its Affiliates) shall pay to the Company all amounts then owing by it (and them) to the Company. The proceeds of liquidation shall be distributed, as realized, in the following order and priority:

(i)   to creditors of the Company (including holders of Membership Units that are creditors to the extent otherwise permitted by law), in satisfaction of the liabilities of

27

the Company (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for distributions to holders of Membership Units; and

(ii)   to the Members pro rata in accordance with their positive Capital Account balances to the extent thereof, after giving effect to all contributions, distributions, and allocations for all periods.

SECTION 9.05. Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the holders of Membership Units in the manner provided for in this Article IX, and the Articles shall have been cancelled in the manner required by the Act.

SECTION 9.06. Claims of the Members. The Members shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities, and obligations of the Company are insufficient to return such Capital Contributions, the Members shall have no recourse against the Company or any other Member or any other Person. No Member with a negative balance in such Member's Capital Account shall have any obligation to the Company or to the other Members or to any creditor or other Person to restore such negative balance upon dissolution or termination of the Company or otherwise.

ARTICLE X
MISCELLANEOUS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specification notice given in accordance with this Section 10.01:

To the Company:

You & Sundry LLC
630 Saint Nicholas Ave., 3E
New York, NY 10030

SECTION 10.02. Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns.

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SECTION 10.03. Interpretation. Throughout this Agreement, nouns, pronouns, and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to "Articles," "Sections" and paragraphs shall refer to corresponding provisions of this Agreement.

SECTION 10.04. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 10.05. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy or other electronic transmission services shall be considered original executed counterparts for purposes of this Section 10.05.

SECTION 10.06. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

SECTION 10.07. Governing Law; Submission to Jurisdiction. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

(b) Any claim, action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in any New York State or federal court sitting in New York, New York, and each of the parties hereto hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom in any such claim, action, suit or proceeding) and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such claim, action, suit or proceeding in any such court or that any such claim, action, suit or proceeding which is brought in any such court has been brought in an inconvenient forum.

SECTION 10.08. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be

29

entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 10.09. Expenses. Except as otherwise specified in this Agreement, reasonable costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or Member incurring such costs and expenses. For the sake of clarity, the Company shall reimburse each Managing Member for any reasonable expenses incurred by such Managing Member on behalf of the Company, including, without limitation, fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby.

SECTION 10.10. Amendments and Waivers; Assignment. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the unanimous vote of the Membership Interests, or in the case of a waiver, by the party or parties against whom the waiver is to be effective; provided however, that Schedule 2.01 to this Agreement shall be deemed amended from time to time to reflect the admission of a new Member, the withdrawal or resignation of a Member and the adjustment of the Membership Units resulting from any Sale or other disposition of a Membership Unit, in each case that is made in accordance with the provisions hereof. Within sixty (60) days of any amendments made to this Agreement, those Members who approved such amendment(s) shall provide written notification to all Members setting forth such amendments.

(b) This Agreement shall not be assigned without the express written consent of all the parties hereto (which consent may be granted or withheld in the sole discretion of any party), except in connection with any Sale of Membership Units permitted under Article VIII.

SECTION 10.11. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, any obligation of the Members to make Capital Contributions to the Company under this Agreement is an agreement only between the Members and no other person or entity, including the Company, shall have any rights to enforce such obligations.

SECTION 10.12. Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

SECTION 10.13. <u>Construction</u>. Each party hereto acknowledges and agrees it has had the opportunity to draft, review and edit the language of this Agreement and that no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any Dispute relating to, in connection with or involving this Agreement. Accordingly, the parties hereby waive the benefit of any rule of Law, or any legal decision which would require that in cases of uncertainty, the language of a contract should be interpreted most strongly against the party who drafted such language.

SECTION 10.14. <u>Confidentiality</u>. Without the prior written consent of each Managing Member, no Member shall disclose any confidential information of the Company relating to, without limitation, know-how, trade secrets, intellectual property, customer lists, supplier lists, referral source lists, costs, profits or margin information, markets, sales, pricing policies, operational methods, plans for future development, data drawings, samples, processes, products, software, the financial condition, results of operations, business, properties, assets, liabilities, or future prospects of the Company and such information shall not be published, disclosed, or made accessible by any of them to any other Person or entity or used by any of them.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties hereto have entered into this Operating Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case, as of the date first above stated.

ALEX JACKMAN

A. Jackman

_____

KIMBERLY GOULBOURNE

Goulbourne

_____

Member Certificate
Operating Agreement of You & Sundry LLC

THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS.

THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER AS SET FORTH IN THE OPERATING AGREEMENT OF THE COMPANY DATED AS OF JUNE 26, 2019, AS IT MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL MEMBER OFFICES OF THE COMPANY. NO REGISTRATION OF TRANSFER OF THESE MEMBERSHIP UNITS WILL BE MADE ON THE BOOKS OF THE COMPANY UNLESS AND UNTIL SUCH RESTRICTIONS SHALL HAVE BEEN COMPLIED WITH.

All capitalized terms used herein, and not otherwise defined, have the meaning set forth in the Operating Agreement of You & Sundry LLC, dated as of June 26, 2019, as further amended from time to time (the "Agreement").

The undersigned hereby acknowledges that in exchange for an agreed upon capital contribution, the undersigned has received 1,980,000 Membership Units in You & Sundry LLC (the "Company").

The undersigned further acknowledges that it has been given a copy of, and has reviewed carefully, the Agreement. The undersigned agrees to be bound by all terms and provisions of the Agreement. The undersigned hereby accepts, ratifies and agrees to be bound by all actions duly taken pursuant to the terms and provisions of the Agreement by the Company prior to the date hereof.

Dated: July 4 , 2019

Kim Goulbourne
Name of Member:

SCHEDULE 2.01

List of Members and Ownership Interests

Name and Address	Membership Interest	Membership Units	Capital Contribution
Kimberly Goulbourne 630 Saint Nicholas Ave., Apt 3E, New York, NY 10030	99%	1,980,000	$20,000
Alex Jackman 84 Kenney Rd. Leeds, ME, 04263	1%	20,000	$00.00
Authorized, Non-Issued Units	0%	0000	$00.00
Total:	100.00%	2,000,000	$20,000.00

Listing of Valuation of Members Interest - Schedule 2.02

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR YOU & SUNDRY LLC

VALUATION OF MEMBERS INTEREST

Pursuant to SECTION 9, the value of each Member's interest in the Company is endorsed as follows:

NAME:	VALUATION	ENDORSEMENT
Kimberly Goulbourne	$20,000	
Alex Jackman	$200	A. Jackman

SIGNED AND AGREED this 07 / 04 / 2019

Kim Goulbourne
Printed/Typed Name

Signature

Alex Jackman
Printed/Typed Name

A. Jackman
Signature

Doc ID: 8f21e87ebd5d18979b7816e47ac9e9ae0ec074cd

TITLE	Operating Agreement ~ My Version
FILE NAME	YOU & SUNDRY - Op...ver. 06262019.pdf
DOCUMENT ID	8f21e87ebd5d18979b7816e47ac9e9ae0ec074cd
STATUS	● Completed

Document History


SENT

07/04/2019
04:25:08 UTC

Sent for signature to Kim Goulbourne (kim@youandsundry.com)
and Alex Jackman (alex@youandsundry.com) from
kim@youandsundry.com
IP: 158.222.217.37


VIEWED

07/04/2019
04:26:20 UTC

Viewed by Kim Goulbourne (kim@youandsundry.com)
IP: 158.222.217.37


SIGNED

07/04/2019
04:29:20 UTC

Signed by Kim Goulbourne (kim@youandsundry.com)
IP: 158.222.217.37


VIEWED

07/07/2019
16:13:00 UTC

Viewed by Alex Jackman (alex@youandsundry.com)
IP: 108.176.237.207


SIGNED

07/07/2019
16:13:23 UTC

Signed by Alex Jackman (alex@youandsundry.com)
IP: 108.176.237.207


COMPLETED

07/07/2019
16:13:23 UTC

The document has been completed.